Exhibit 2

August 23, 2018

David Hui Li

Chairman of the Board of Directors

China Biologic Products Holdings, Inc.

18th Floor, Jialong International Building

19 Chaoyang Park Road

Chaoyang District, Beijing 100125

People’s Republic of China

Dear Mr. Li:

We refer to our preliminary non-binding proposal (the “Proposal”) to the board of directors of China Biologic Products Holdings, Inc. (the “Company”), dated June 11, 2018, to acquire all of the outstanding shares of the Company not already owned by CITIC (as defined in the Proposal) pursuant to the Acquisition (as defined in the Proposal). Pursuant to paragraph 9 of the Proposal, we reserve the right to withdraw the Proposal without further obligation of any kind at any time and for any reason or no reason. We hereby notify the Company of our withdrawal of the Proposal effective as of the date of this letter.

Sincerely,

CITIC CAPITAL MB INVESTMENT LIMITED

By:	/s/ Eric Chan
Name:	Eric Chan
Title:	Authorized Signatory of CITIC Capital MB Investment Limited
CFO of CITIC Capital Holdings Limited

Cc: Mr. Sean Shao, Dr. Yungang Lu, Mr. Qi Ning, Mr. Zhijun Tong, Dr. Bing Li, Mr. Joseph Chow and Ms Yue’e Zhang